FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        Report of Foreign Private Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                                  June 18, 2003

                        Commission File Number 001-16625


                                  BUNGE LIMITED
                 (Translation of registrant's name into English)


                                 50 Main Street
                          White Plains, New York 10606
                    (Address of principal executive offices)


         Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                           Form 20-F   X    Form 40-F
                                     ----            ----

         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _________

         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _________

         Indicate by check mark whether by furnishing the information contained in this Form the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                           Yes              No  X
                               ----            ----

         If "Yes" is marked, indicate below the file number assigned to the registrant with Rule 12g3-2(b): 82- _____________

This report on Form 6-K shall be incorporated by reference into the Registration Statement on Form F-3 (Registration No. 333-104974), as amended, Registration Statement on Form F-3 (Registration No. 333-106182), as amended, and the Registration Statement on Form F-4 (Registration No. 333-104975), as amended, filed by Bunge Limited Finance Corp. and Bunge Limited under the Securities Act of 1933, as amended, and the Registration Statements on Form S-8 (Registration Nos. 333-66594, 333-75762 and 333-76938) filed by Bunge Limited under the Securities Act of 1933, to the extent not superseded by documents or reports subsequently filed under the Securities Act of 1933 or the Securities Exchange Act of 1934, as amended.

         Bunge's annual report on Form 20-F for the year ended December 31, 2002 contains a "non-GAAP financial measure" as this term is defined in Regulation
G. This measure, entitled "cash from operating activities before working capital changes" appears in the Form 20-F on pages 46 and 47. The following table provides a reconciliation of the difference between cash provided by (used for) operating activities before working capital changes to cash from operating activities, which is the most directly comparable U.S. GAAP financial measure.

                                                     Year ended December 31,
(US$ in millions)                            2002              2001             2000
-----------------                            ----              ----             ----

Cash provided by (used for) operating
activities                                  $ 130            $ 209           $ (521)
Add back (subtract) changes in operating
   assets and liabilities, excluding the
   effects of acquisitions:
   Trade accounts receivables                 114              127              336
   Inventories                                728              303              311
   Recoverable taxes                          106             (134)              72
   Trade accounts payable                    (469)             (18)               6
   Other - net                                140              (63)               6
                                            --------         ---------       ---------
Cash from operating activities before
working capital changes                     $ 749            $ 424           $  210
                                            ========         =========       ==========

         Cash used for investing activities was $1,073 million, $179 million and $91 million and cash provided by (used for) financing activities was $1,295 million, $(224) million and $ $709 million for the year ended December 31, 2002, 2001 and 2000, respectively.

         In addition, page 43 of Bunge's Form 20-F contains the following statement: "If we had completed our August 2001 initial public offering and our March 2002 public offering on January 1, 2001 and applied the net proceeds of $278 million and $292 million, respectively, our net income in 2001 would have increased by $25 million to $159 million." The following table sets forth the adjustments to net income that underlie the statement and provides a reconciliation of the adjusted net income to net income as reported, which is the most directly comparable US GAAP financial measure.

                                                                   Year ended
                                                               December 31, 2001
                                                               -----------------
(US$ in millions)
-----------------

Net income, as reported                                            $ 134
Add:
   Additional earnings (1)                                            10
   Reduction in commercial paper interest expense (2)                 15
                                                               -----------------
Adjusted net income                                                $ 159
                                                               =================

(1) Additional earnings represents the amount our net income would have increased as a result of our March 2002 buy back of shares held by minority shareholders of our Brazilian subsidiaries and the resulting increase in our ownership interest in those subsidiaries. We paid $105 million out of the net proceeds of our March 2002 public offering in connection with this transaction. The above table shows the effect the buy back would have had on net income if it and the March 2002 public offering had taken place on January 1, 2001.

(2) Reflects the decrease in interest expense associated with the repayment of commercial paper with the net proceeds from our August 2001 initial public offering and the remaining net proceeds of our March 2002 public offering.

                                   SIGNATURES



         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



Date: June 18, 2003                        BUNGE LIMITED



                                           By: /s/ William M. Wells
                                               ------------------------
                                               William M. Wells
                                               Chief Financial Officer